UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. )*

Comstock Holding Companies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

205684202
(CUSIP Number)

Jubal Thompson, Esq.
General Counsel and Secretary Comstock Holding Companies, Inc. 1900 Reston Metro Plaza, 10th Floor Reston, Virginia 20190
(703) 230-1985
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Dwight Schar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,963,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,963,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,963,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)Based on 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Schar Holdings, Inc..
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 924,127
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 924,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 924,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)Based on 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 205684202    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Schar Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,039,233
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,039,233
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,233
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)    Based on 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 205684202    SCHEDULE 13D

Item 1. Security and Issuer
This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Comstock Holding Companies, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1900 Reston Metro Plaza, 10th Floor, Reston, Virginia 20190.
Item 2. Identity and Background
This Schedule 13D is being jointly filed by Dwight Schar, Schar Holdings, Inc. (“SH Inc.”) and Schar Holdings, LLC (“SH LLC”, together with Dwight Schar and SH Inc., the “Reporting Persons”). The principal business address of each of the Reporting Persons is 505 South Flagler Drive, Suite 900, West Palm Beach, Florida 33401. Dwight Schar is retired and a citizen of the United States. SH Inc. is a Florida corporation to which Mr. Schar is the sole director and shareholder. SH LLC is a Florida limited liability company to which Mr. Schar is a member and the sole manager. Each of SH Inc. and SH LLC is primarily engaged in the business of investing in securities. By virtue of these relationships and pursuant to the Securities and Exchange Commission’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group. Christopher Clemente, CP Real Estate Services, LC, FR 54, L.C., Stonehenge Funding, L.C. and Clemente Investment Management, LC (collectively, the “Clemente Group”), which have separately filed a Schedule 13D, may be considered a group with the Reporting Persons given Mr. Schar is Mr. Clemente’s father-in-law. The Reporting Persons expressly disclaim any membership in a group with the Clemente Group. The beneficial ownership of the Reporting Persons does not include any shares of Class A Common Stock that may be beneficially owned by any members of the Clemente Group or their affiliates, and the Reporting Persons disclaim beneficial ownership over such shares.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, (d) citizenship, of each executive officer and manager of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On December, 23, 2022, (i) CP Real Estate Services, LC ("CPRES), an entity wholly-owned by Mr. Clemente, transferred 1,848,253 shares of the Company's Class A Common Stock to 11465 SH I, LLC ("11465"), an entity controlled by Mr. Clemente, who then immediately distributed the shares on a pro rata basis to Clemente Investment Management, L.C. ("CIM"), an entity controlled by Mr. Clemente, and Schar Holdings, Inc. (the "Pro Rata Distribution) and (ii) CPRES transferred 2,039,233 shares of the Company's Class A Common Stock to Schar Holdings, LLC (collectively, the "Transactions"). The Transactions are related to that certain Share Exchange and Purchase Agreement by and between the Company and CPRES for the consideration described in the Form 8-K filed by the Company with the SEC on June 13, 2022.
Item 4. Purpose of Transaction
The Reporting Persons hold the shares of Class A Common Stock for investment purposes. While the Reporting Persons do not have any current plans, proposals or agreements with respect to the shares of Class A Common Stock, the Reporting Persons intend to continue to review, on an ongoing and continuing basis, its investment in the Issuer, and may, from time to time and at any time, acquire additional shares of Class A Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the shares of Class A Common Stock.
Item 5. Interest in Securities of the Issuer
All percentages are based on 9,249,495 shares of Class A Common Stock outstanding as of October 31, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 205684202    SCHEDULE 13D

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,963,360 shares of Class A Common Stock, representing 32.0% of the outstanding Class A Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Class A Common Stock owned by the Reporting Persons:
(i) Sole power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:
Not Applicable
(ii) Shared power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:
Dwight Schar has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 2,963,360 shares of Class A Common Stock.
SH Inc. has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 924,127 shares of Class A Common Stock.
SH LLC has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 2,039,233 shares of Class A Common Stock.
(c) Other than as described herein, none of the Reporting Persons has engaged in any transactions in the Class A Common Stock in the past 60 days.
(d) Other than the entities and persons described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1    Joint Filing Agreement, among Dwight Schar, Schar Holdings, Inc. and Schar Holdings, LLC dated December 28, 2022.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2022	DWIGHT SCHAR
	By:	/s/ DWIGHT SCHAR
Dwight Schar

SCHAR HOLDINGS, INC.
	By:	/s/ DWIGHT SCHAR
Dwight Schar Director

SCHAR HOLDINGS, LLC
	By:	/s/ DWIGHT SCHAR
Dwight Schar Manager

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

SCHAR HOLDINGS, INC.

The sole director of Schar Holdings, Inc. is set forth below. The individual’s business address is 505 South Flagler Drive, Suite 900, West Palm Beach, Florida 33401.

Name	Present Principal Occupation or Employment	Citizenship
Dwight Schar	Retired	United States

SCHAR HOLDINGS, LLC

The sole manager of Schar Holdings, LLC is set forth below. The individual’s business address is 505 South Flagler Drive, Suite 900, West Palm Beach, Florida 33401.

Name	Present Principal Occupation or Employment	Citizenship
Dwight Schar	Retired	United States

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to Class A Common Stock, $0.01 par value per share, of Comstock Holding Companies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: December 28, 2022	DWIGHT SCHAR
	By:	/s/ DWIGHT SCHAR
Dwight Schar

SCHAR HOLDINGS, INC.
	By:	/s/ DWIGHT SCHAR
Dwight Schar Manager

SCHAR HOLDINGS, LLC.
	By:	/s/ DWIGHT SCHAR
Dwight Schar Manager